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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          -----------------------

                                SCHEDULE 13D
                               (Rule 13d-101)
                             (Amendment No. 1)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                           RAINFOREST CAFE, INC.
                              (Name of Issuer)

                                COMMON STOCK
                                NO PAR VALUE
                       (Title of Class of Securities)

                          -----------------------

                                75086K 10 4
                               (CUSIP Number)

                     LANDRY'S SEAFOOD RESTAURANTS, INC.
                           LSR ACQUISITION CORP.
                    (Names of Persons Filing Statement)

                         Steven L. Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                   (Name, Address and Telephone Number of
                   Persons Authorized to Receive Notices
                            and Communications)

                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                              October 27, 2000
                  (Date of Event which Requires Filing of
                              this Statement)

                          -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LANDRY'S SEAFOOD RESTAURANTS, INC.
               IRS Id. No: 740405386
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS

                      WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DE
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              NUMBER OF SHARES          7          SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH                       1,030,800
            REPORTING PERSON WITH
                                        ------------------------------------

                                        8          SHARED VOTING POWER
                                                                 12,454,011
                                        ------------------------------------

                                        9          SOLE DISPOSITIVE POWER
                                                                  1,030,800
                                        ------------------------------------

                                       10          SHARED DISPOSITIVE POWER
                                                                 12,454,011
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      13,484,811
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                      [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      59.1%
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     14       TYPE OF REPORTING PERSON
                      CO
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                                SCHEDULE 13D

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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LSR ACQUISITION CORP.
               IRS Id. No: 760637374
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [ ]
                                                   (b) [X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS
                      WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                   [ ]
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      DE
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              NUMBER OF SHARES          7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH       ------------------------------------

                                        8     SHARED VOTING POWER
                                                   12,454,011
                                        ------------------------------------

                                        9     SOLE DISPOSITIVE POWER

                                        ------------------------------------

                                       10     SHARED DISPOSITIVE POWER
                                                   12,454,011
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,454,011
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

              SHARES             [_]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      54.6%
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     14       TYPE OF REPORTING PERSON

              CO
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        This Statement on Schedule 13D (this "Statement") constitutes (i)
Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed by Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"), on October 6, 2000 and (ii) an initial Statement on Schedule 13D filed by LSR Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Landry's ("LSR"), relating to the common stock, no par value, of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). All capitalized terms used in this Statement without definition have the meanings attributed to them in the Schedule 13D.

        The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

        ITEM 2.  IDENTITY AND BACKGROUND.

        Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

        This Schedule 13D is also being filed by LSR. LSR is a wholly owned subsidiary of Landry's formed for the purpose of entering into a business combination transaction with Rainforest. The address of the principal business and the principal office of LSR is 1400 Post Oak Blvd, Suite 1010, Houston, Texas 77056.

        The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of LSR is set forth on Schedule A to this Statement.

        During the last five years, neither LSR nor, to the best knowledge of LSR, any of the persons set forth on Schedule A hereto was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

        LSR received a capital contribution from Landry's and used the proceeds thereof to purchase the 12,454,011 Shares in the Offer over which it has shared voting and dispositive power with Landry's. Landry's borrowed funds for the capital contribution under an existing credit facility. For a description of such credit facility, please see Section 9 ("Source and Amount of Funds") of the Offer to Purchase, dated September 29, 2000, which is filed as an exhibit to the Schedule 13D. Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        ITEM 4.  PURPOSE OF THE TRANSACTION.

        Item 4 is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

        The Offer expired at 12:00 midnight, New York City time, on Friday, October 27, 2000. Pursuant to the Offer, 12,454,011 Shares were validly tendered, representing approximately 54.6% of the then-outstanding Shares. On October 28, 2000, LSR accepted for payment all such tendered Shares.

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph of each of the following designated subsections thereof:

        a.-b. Landry's has been informed by Rainforest that as of October 27, 2000, 22,831,088 Shares were outstanding. As of the date hereof, Landry's beneficially owns 13,484,811 Shares or approximately 59.1% of the outstanding Shares. Of such 13,484,811 Shares, Landry's owns 1,030,800 Shares, and has sole voting and dispositive power with respect to such Shares, and Landry's is deemed to be the beneficial owner of the remaining 12,454,011 Shares as a result of LSR's ownership of such Shares, and has shared voting and dispositive power with respect to such Shares with LSR. As of the date hereof, LSR owns 12,454,011 Shares or approximately 54.6% of the outstanding Shares, and has shared voting and dispositive power with respect to such Shares with Landry's.

        c. Except as set forth on Schedule 3 to the Schedule 13D and in this Statement, neither Landry's nor LSR nor, to the best knowledge of Landry's and LSR, any of the persons identified on Schedule 1 to the
Schedule 13D and any person identified on Schedule A to this Statement has effected any transaction in Shares during the past 60 days.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

        Except as provided in the Merger Agreement, the Schussler Non-Competition Agreement, the Executive Severance Agreements, the General Employee Agreements, and as set forth in this Statement, neither LSR nor, to the best of LSR's knowledge, any of the individuals named in Schedule A to this Statement have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of Rainforest, including but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The exhibit index to the Schedule 13D is hereby amended and supplemented by adding the following:

        99.02  Agreement pursuant to Rule 13d-1(k) between Landry's and LSR


                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2000

                                            LANDRY'S SEAFOOD RESTAURANTS, INC.


                                            By: /s/ Tilman J. Fertitta
                                               -----------------------
                                            Name:  Tilman J. Fertitta
                                            Title: President


                                            LSR ACQUISITION CORP.


                                            By: /s/ Tilman J. Fertitta
                                               -----------------------
                                            Name:  Tilman J. Fertitta
                                            Title: President




                                                                 SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF LSR ACQUISITION CORP.

      The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of LSR Acquisition Corp. and certain other information are set forth below. Unless otherwise indicated, the current business address of each person is 1400 Post Oak Blvd, Houston, Texas 77056. All directors and officers listed below are citizens of the United States, unless otherwise indicated.



                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                  EMPLOYMENT; MATERIAL POSITIONS
             NAME, AGE                           HELD DURING THE PAST FIVE YEARS
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
Tilman J. Fertitta, 42.............. President and a director of LSR since 2000.
                                     President and Chief Executive Officer of Landry's
                                     since 1987.  Director of Landry's since  1993.
                                     Board Member of the Houston Livestock Show and
                                     Rodeo, Space Center Houston, the Children's Museum
                                     of Houston, The Greater Houston Convention and
                                     Visitor's Bureau, the Crohn's and Colitis
                                     Foundation, the Better Business Bureau of Houston,
                                     and the Childress Foundation.
----------------------------------------------------------------------------------------
Steven L. Scheinthal, 38............ Vice President and a director of LSR since 2000.
                                     Vice President of Administration,
                                     General Counsel and Secretary to
                                     Landry's since September 1992.
                                     Director of Landry's since 1993.
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Paul S. West, 41.................... Vice President and a director of LSR since 2000.
                                     Vice President of Finance and Chief Financial
                                     Officer of Landry's since June 1993.  Director of
                                     Landry's since 1994.
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